                                                                    EXHIBIT 12.1

                 THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

                             COMPUTATION OF RATIOS


                          (IN MILLIONS, EXCEPT RATIOS)



                                                              YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                              1999         1998         1997         1996         1995
                                           ----------   ----------   ----------   ----------   ----------
EARNINGS:
Income from continuing operations before
  income taxes and cumulative effect of
  accounting change (3)..................  $    1,017   $      120   $    1,433   $    1,323   $    1,020
Add: fixed charges.......................         175          154          150          139          137
                                           ----------   ----------   ----------   ----------   ----------
Income as adjusted.......................  $    1,192   $      274   $    1,583   $    1,462   $    1,157
                                           ==========   ==========   ==========   ==========   ==========

FIXED CHARGES AND PREFERRED DIVIDENDS:
Fixed charges:
Interest costs...........................  $       99   $       75   $       86   $       87   $       91
Dividend on redeemable preferred
  securities.............................          36           38           33           13            7
Rental expense(1)........................          40           41           31           39           39
                                           ----------   ----------   ----------   ----------   ----------
Total fixed charges......................         175          154          150          139          137
Preferred stock dividend requirements....          17           13           20           38           47
                                           ----------   ----------   ----------   ----------   ----------
Total fixed charges and preferred stock
  dividend requirements..................  $      192   $      167   $      170   $      177   $      184
                                           ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges(2)....        6.80         1.78        10.56        10.51         8.42
                                           ==========   ==========   ==========   ==========   ==========
Ratio of earnings to combined fixed
  charges and preferred stock dividend
  requirements(2)........................        6.22         1.64         9.33         8.25         6.30
                                           ==========   ==========   ==========   ==========   ==========


--------------

(1) Interest portion deemed implicit in total rent expense. Amounts for 1999 and 1998 include $11 million for each year of net present value of rents representative of interest included in facilities exit costs.

(2) Ratios have been restated for all periods presented to exclude dividends on redeemable preferred securities from "preferred stock dividend requirements" and include them, instead, in "fixed charges."

(3) "Income from continuing operations before income taxes" has been restated to exclude income from discontinued operations, due to our sale of our standard personal insurance business, and our expected sale of our non-standard auto business.